Exhibit 99.1

530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.c omputershare.com

Date: April 30, 2014

Amended – Meeting Type

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: ADVANTAGE OIL & GAS LTD

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 09, 2014
Record Date for Voting (if applicable) :	May 09, 2014
Beneficial Ownership Determination Date :	May 09, 2014
Meeting Date :	June 26, 2014
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	00765F101	CA00765F1018

Sincerely,

Computershare
Agent for ADVANTAGE OIL & GAS LTD